UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SmartRent, Inc.

File No. 005-92297 – CTR#3648

Real Estate Technology Ventures Associates, L.P., Real Estate Technology Ventures, L.P., Real Estate Technology Ventures-A, L.P., RET Ventures SPV I, L.P., RETV GP, LLC, Real Estate Technology Ventures II, L.P., Real Estate Technology Ventures Associates II, L.P., RETV GP II, LLC, John Helm and Christopher Yip (the "Filing Persons") submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from an Exhibit to a Schedule 13D filed on March 14, 2022 relating to their beneficial ownership of shares of Class A Common Stock of SmartRent, Inc.

Based on representations by the Filing Persons that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit D

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance